Via Facsimile and U.S. Mail
Mail Stop 4720

January 4, 2010

Richard Love
Chairman of the Board
ImaRx Therapeutics, Inc.
12277 134th Court NE, Suite 202
Redmond, WA 98052

Re: ImaRx Therapeutics, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2009
      Form 10-Q for the Quarterly Period Ended June 30, 2009
      Form 10-Q for the Quarterly Period Ended September 30, 2009
      File Number: 001-33043

Dear Mr. Love:

We have completed our review of your above Forms 10-K and 10-Qs and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief